Exhibit 99.1

Genmab Updates 2023 Financial Guidance

Company Announcement

COPENHAGEN, Denmark; July 28, 2023 – Genmab A/S (Nasdaq: GMAB) announced today its preliminary first half 2023 financial results and its updated 2023 financial guidance.

Preliminary First Half 2023 Financial Results

In the first half of 2023, Genmab’s revenue increased by 34% and operating profit increased by 10%, compared to the first half of 2022 primarily due to higher product royalties. Operating expenses increased by 45%, reflecting continued focused investments in Genmab’s key priorities.

	First Half	First Half
(DKK million)	2023	2022	% Increase
Revenue	7,052	5,281	34%
Operating expenses	(5,118)	(3,520)	45%
Operating profit	1,934	1,761	10%

Updated 2023 Financial Guidance

Genmab expects its 2023 revenue to be in the range of DKK 15,500 – 16,500 million, an increase to the previous guidance of DKK 14,600 – 16,100 million, driven by the continued strong growth of DARZALEX® net sales and higher total royalty revenues from DARZALEX and other marketed products. DARZALEX royalties are based on Genmab’s revised estimate of DARZALEX 2023 net sales of USD 9.8 – 10.0 billion compared to Genmab’s previous estimate of USD 9.4 – 10.0 billion.

Genmab anticipates its 2023 operating expenses to be in the range of DKK 10,400 – 10,900 million, an increase to the previous guidance of DKK 9,800 – 10,600 million, primarily related to increased and accelerated investment for epcoritamab clinical trials and progression of other pipeline products.

Genmab now expects its 2023 operating profit to be in the range of DKK 4,500 – 6,000 million, compared to the previous guidance of DKK 3,900 – 6,200 million, driven primarily by the items described above.

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	15,500 - 16,500	14,600 - 16,100
Operating expenses	(10,400) - (10,900)	(9,800) - (10,600)
Operating profit	4,500 - 6,000*	3,900 - 6,200*

*Operating profit does not sum due to rounding

Genmab’s full financial results for the first half of 2023 will be published on August 3, 2023.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 36
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Updates 2023 Financial Guidance

translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody® and HexElect®; DARZALEX® is a trademark of Johnson & Johnson.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 36
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122